EXHIBIT 3.1

CERTIFICATE OF AMENDMENT
OF THE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
CLARUS CORPORATION

(Under Section 242 of the General Corporation Law)

It is hereby certified that:

1.           The name of the corporation is Clarus Corporation (hereinafter referred to as the “Corporation”).

2.           The Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by striking out Article 1 thereof and by substituting in lieu of said Article 1 the following new Article 1:

“Article 1:  Name

The name of this Corporation is:

BLACK DIAMOND, INC.”

3.           The amendment of the Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

Dated: January 20, 2011

CLARUS CORPORATION

By:	/s/ Robert Peay
	Name:	Robert Peay
	Title:	Chief Financial Officer, Secretary and Treasurer